[AFC Enterprises, Inc. Letterhead] AFC Enterprises, Inc. has claimed confidential Treatement of Portions of this Letter in Accordance with 17 C.F.R. § 200.83

September 9, 2005
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0305
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention:   Beverly A. Singleton
                    Staff Accountant

Re:	AFC Enterprises, Inc. Item 4.01 Form 8-K Filed July 15, 2005 File No. 0-32369

Dear Ms. Singleton:
     We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated July 21, 2005 (the “Staff’s letter”), concerning the AFC Enterprises, Inc. (the “Company”) Form 8-K filed July 15, 2005 (File No. 0-32369) (“Form 8-K”).
     For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Item 4.01 of Form 8-K
Reportable Condition: Material Internal Control Weakness
Comment 1: See the fourth paragraph regarding the disclosure of the adverse opinion on the effectiveness of your internal control over financial reporting. Please provide us with a copy of any letters or written communication to and from the former accountants, KPMG LLP, to management, the Board of Directors or the audit committee regarding the material weakness in your internal controls.
Response 1: We have attached to this letter as Exhibit I excerpts of KPMG LLP’s presentations to our audit committee regarding management’s assessment of the material weaknesses noted in our internal controls which we are providing supplementally to the staff. We do not believe there were other written communications to or from KPMG, LLP regarding the material weaknesses in our internal controls other than the report on our internal controls from KPMG LLP included in our Annual Report on Form 10-K/A for the year ended December 26, 2004, which we have also attached to this letter as Exhibit II.

Comment 2: In detail, describe for us the nature of each material weakness in internal controls cited by the former auditors and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.
Response 2: The following is a description of each material weakness in internal controls cited by KPMG LLP, our former auditors.
Material Weakness in Accounts Payable and Accrued Liabilities – As disclosed in Item 9A of our annual report on Form 10-K/A for the fiscal year ended December 26, 2004, the Company’s procedures associated with accounting for accounts payable and accrued liabilities were not sufficient to ensure that vendor invoices received subsequent to period end were reflected in the proper accounting period in the Company’s reported financial information. The assessment of a material weakness in this area of our internal controls was triggered principally by the Company’s under-accrual of invoices at year end. During the 2004 financial statement audit, invoices pertaining to fourth quarter purchases of goods and services were noted that had been omitted from our normal accounts payable and accrual procedures. The necessary correcting journal entries did not trigger a restatement of any previous period by virtue of the fact that the associated goods and services were delivered to the Company during the fourth quarter of 2004.
The omission occurred due to a departure from our stated accrual policy by employees of our Church’s operations. We believe the departure which gave rise to two audit adjustments (adjustments C. and D. on the accompanying Exhibit III) was isolated. The departure from our controls was not identified under our customary review procedures due to the fact that the Church’s operations were sold two days following our 2004 fiscal year end and management’s ability to query the Church’s accounts payable data and Church’s employees was inhibited.
In addition, the Company’s procedures did not provide for timely communication between operational departments and the accounting department and timely processing of restaurant operational and capital invoices into the accounts payable system. This communication lapse occurred when the Compensation Committee of the Board agreed to final severance terms for an executive whose retirement coincided with our fiscal 2004 year end. The severance benefits for the executive had previously been accrued as of fiscal year end 2004 based upon the preliminary terms. Changes to the estimate were not made until the final terms were reviewed by our independent registered public accountants. The entry we posted for this change of estimate is reflected as adjustment A. on the accompanying Exhibit III. On its own, this matter likely would not have risen to the level of a material weakness; however, in combination with the accounts payable cut-off matters related to our Church’s operations which are discussed above, we considered this occurrence in managements’ overall assessment of the controls.
This material weakness in internal control over financial reporting resulted in material misstatements to amounts recorded for accounts payable and accrued liabilities, and assets or expense accounts to which the associated invoices related. The identified misstatements were corrected prior to issuance of the Company’s 2004 consolidated financial statements.
We believe the overall material weakness in accounts payable and accrued liabilities was addressed during the first quarter as result of the fact that (i) the Church’s sale was completed during our first quarter of 2005 diminishing our need to access Church’s data, (ii) no cut-off accounts payable or accrual matters have occurred in any period since fiscal year end 2004 and (iii) during the first quarter of 2005, we augmented our control procedures to ensure review and inquiries are undertaken by the financial and accounting departments related to the deliberations of the Compensation Committee related to severance and terminations.
Material Weakness in our controls surrounding our oversight and review of the Company’s income tax estimates – The Company’s procedures did not provide for effective oversight and review of the Company’s income tax accounting estimates. Specifically, the Company did not maintain adequate review procedures by qualified personnel related to the determination of its current and deferred income tax account balances, which resulted in material misstatements to amounts recorded for income tax assets, income tax liabilities, and income tax benefit. The assessment of a material weakness in this area of our system of controls was precipitated by the departure of our vice president of tax and our director of tax, in connection with our sale of our Church’s operations. As a result of our loss of those individuals’ institutional knowledge related to the AFC’s income taxes, AFC’s ability to oversee and review the estimate of an accurate provision for income taxes was hindered. Consequently, our initial estimate of the annual provision for income taxes was adjusted following the audit procedures performed by our independent, registered public accountant. That adjustment is shown as H. on the accompanying Exhibit III to this letter. The identified misstatements were corrected prior to issuance of the Company’s 2004 consolidated financial statements.
During the fourth quarter of 2004, management engaged two outside accounting firms to assist in the preparation of our provision for income taxes. In the first quarter of 2005, after having transitioned much of the institutional income tax knowledge to these two professional accounting firms, we concluded that we had made progress toward fully addressing the material weakness, but had not yet completed the transition. During the second quarter of 2005, we concluded that the necessary institutional knowledge had been effectively transferred to the outside accounting firms due the fact that (i) all elements required to prepare a reasonable estimated income tax provision had been fully considered in our calculation and (ii) no material new issues emerged during the quarter. We therefore reported in our second quarter 10-Q for 2005 that management believed the control issues giving rise to this material weakness had been addressed during the quarter.
Comment 3: Please provide us with a schedule of your fiscal year end December 26, 2004 fourth quarter adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us if any of the adjustments related to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
Response 3: We have attached to this letter as Exhibit III our schedule of year end 2004 adjustments and descriptions posted in connection with our year end audit which we are providing supplementally to the staff. None of the adjustments relate to periods prior to the fourth quarter of our fiscal year 2004 as each is an adjustment pertaining to fourth quarter activities or changed estimates based upon new information considered prior to the release of the financial statements.
     In addition, pursuant to the Staff’s letter, the Registrant hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.
     Please feel free to call the undersigned at (404) 459-4568 with any questions concerning our responses to the Staff’s comments.

Very truly yours, H. Mel Hope, III Senior Vice President Finance and Chief Accounting Officer, AFC Enterprises, Inc.

cc:	Mr. Robert Benton Frank J. Belatti Fred B. Beilstein

Exhibit I
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Confidential Treatment Requested by AFC Enterprises, Inc.

Exhibit II
(e) Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
AFC Enterprises, Inc.:
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Item 9A(c)), that AFC Enterprises, Inc. and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 26, 2004, because of the effect of material weaknesses identified in management’s assessment, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 26, 2004:

     The Company’s procedures associated with accounting for accounts payable and accrued liabilities were not sufficient to ensure that vendor invoices received subsequent to period end were reflected in the proper accounting period in the Company’s reported financial information. The Company’s procedures did not provide for timely communication between operational departments and the accounting department and timely processing of restaurant operational and capital invoices into the accounts payable system. This material weakness in internal control over financial reporting resulted in material misstatements to amounts recorded for accounts payable and accrued liabilities, and assets or expense accounts to which the associated invoices related.
     The Company’s procedures did not provide for effective oversight and review of the Company’s income tax accounting estimates. Specifically, the Company did not maintain adequate review procedures by qualified personnel related to the determination of its current and deferred income tax account balances, which resulted in material misstatements to amounts recorded for income tax assets, income tax liabilities, and income tax benefit.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AFC Enterprises, Inc. and subsidiaries as of December 26, 2004 and December 28, 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 26, 2004. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 25, 2005, which expressed an unqualified opinion on those consolidated financial statements.
     In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 26, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 26, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO.

/s/ KPMG LLP
Atlanta, Georgia
April 25, 2005

Exhibit III
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Confidential Treatment Requested by AFC Enterprises, Inc.